Filed by The Stanley Works
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: The Black & Decker Corporation
Commission File No.: 1-01553

Integration Update 9:
Our Culture
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Cultural Assessment
We recently
conducted a
survey of the
executive
population of
both companies,
and we learned
three key things.
1
2
3
We have…
A strong, similar
cultural foundation
A shared, common
cultural ideal
A few misperceptions
we need to address
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1. Our Strong Foundation
Many of the strongest cultural characteristics are shared;
others are complementary and can be leveraged
Strongest characteristics of current cultures
• Pride in our heritage
• Hard working, with
 “can-do” attitude
• Clear set of values
 lived each day
• Value new and better
 methods and ideas
• Personal
 accountability
Shared
Stanley
• Results, not efforts
• Bias toward action
• Clearly articulated
 vision for future
• Ambitious goals
• High capacity for
 change
• Strong operations &
 finance base
Black & Decker
• Collaborative, team
 spirit; mutual trust
• Do the right thing, not
 the easy thing
• Give 100%, all of the
 time
• Decentralized decision
 making
• Customer focused
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Stanley
Black & Decker
Our most closely aligned
cultural attributes
We debate
issues openly
and work as a
team to develop
solutions
3.4
3.4
0.01
Difference
Our organization
takes pride in its
heritage
3.7
3.7
Information is
shared
frequently and
freely
3.2
3.1
0.02
0.01
Promotions are
driven by talent
and performance
rather then
tenure or
relationships
3.2
3.2
Our company
has a clear and
unique identity
which inspires
our employees
3.3
3.3
People in our
company do
the right thing,
not the easy
thing
3.4
3.5
There is a strong
sense of team
spirit among our
people
3.3
3.4
0.03
0.03
0.05
0.05
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2. Our Shared Ideals
Both organizations want to preserve current cultural strengths and further enhance others
• Heritage of the brands
• Clearly articulated vision for the
 future
• Work ethic and ‘can do’ attitude
• An empowered, entrepreneurial
 spirit
• Collaborative, not competitive
 working environment
Enhance
• Stronger focus on personal
 accountability, with consequences for
 missing goals
• More receptivity to good ideas, no
 matter who suggests them
• Additional clarity on values
• Improved focus on the customer
• Increased emphasis on celebrating
 success
Stanley Black & Decker cultural ideals
Preserve
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Stanley today
Black & Decker today
Top 5 desired cultural
attributes
Desired culture for Combined Company
We have a ‘can do’
attitude
3.9
3.6
3.6
I am encouraged to
come up with new
and better ways of
doing things
3.9
3.7
3.6
3.9
3.6
3.4
Our company has a
clear set of values
which we live by
every day
Individuals take
personal accountability
for delivering on
commitments and
resolving issues
3.9
3.5
3.4
Good ideas are
adopted here, no
matter who suggested
them or where they
came from
3.9
3.4
3.3
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3. Misperceptions
• Resource rich as opposed to
 lean and efficient
Stanley views
Black & Decker as…
• More competitive in nature
 than BDK views itself
• Structured and formal in
 leadership communication as
 opposed to slightly informal
• More operations focused
 than customer focused
• Structured and process-
 driven as opposed to
 somewhat more flexible
• Not quite as lean as SWK
 views itself
Black & Decker views Stanley
as…
It is common for partners to
perceive their cultures as different
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Misperceptions are Natural, but…
There is Overwhelming Agreement
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We have two
great companies.

Moving Forward
• Stanley and Black & Decker share far more
 similarities than differences
• Integration effectiveness will depend in part on
 how well the perceived and actual cultural
 differences are managed
 - Be aware and open regarding cultural
 differences within your team
 - Maintain an honest, frequent dialogue within
 your team and encourage sub-team
 members to do the same
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Thank You!
Please direct any questions to
the Stanley Black & Decker
Integration Website
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CAUTIONARY STATEMENTS

Under the Private Securities Litigation Reform Act of 1995

Statements in this document that are not historical, including but not limited to those regarding the consummation of the proposed transaction between Stanley and Black & Decker and the realization of synergies in connection therewith, are “forward looking statements” and, as such, are subject to risk and uncertainty.

Stanley’s and Black & Decker’s ability to deliver the results as described above is based on current expectations and involves inherent risks and uncertainties, including factors listed below and other factors that could delay, divert, or change any of them, and could cause actual outcomes and results to differ materially from current expectations. In addition to the risks, uncertainties and other factors discussed in this document, the risks, uncertainties and other factors that could cause or contribute to actual results differing materially from those expressed or implied in the forward looking statements include, without limitation, those set forth in the “Risk Factors” section, the “Legal Proceedings” section, the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and other sections of Stanley’s and Black & Decker’s Annual Reports on Form 10-K and any material changes thereto set forth in any subsequent Quarterly Reports on Form 10-Q, those contained in Stanley’s and Black & Decker’s other filings with the Securities and Exchange Commission, and those set forth below.

These factors include but are not limited to the risk that regulatory and stockholder approvals of the transaction are not obtained on the proposed terms and schedule; the future business operations of Stanley or Black & Decker will not be successful; the risk that the proposed transaction between Stanley and Black & Decker will not be consummated; the risk that Stanley and Black & Decker will not realize any or all of the anticipated benefits from the transaction; the risk that cost synergy, customer retention and revenue expansion goals for the transaction will not be met and that disruptions from the transaction will harm relationships with customers, employees and suppliers; the risk that unexpected costs will be incurred; the outcome of litigation (including with respect to the transaction) and regulatory proceedings to which Stanley or Black & Decker may be a party; pricing pressure and other changes within competitive markets; the continued consolidation of customers particularly in consumer channels; inventory management pressures on Stanley’s and Black & Decker’s customers; the impact the tightened credit markets may have on Stanley or Black & Decker or customers or suppliers; the extent to which Stanley or Black & Decker has to write off accounts receivable or assets or experiences supply chain disruptions in connection with bankruptcy filings by customers or suppliers; increasing competition; changes in laws, regulations and policies that affect Stanley or Black & Decker, including but not limited to trade, monetary, tax and fiscal policies and laws; the timing and extent of any inflation or deflation in 2009 and beyond; currency exchange fluctuations; the impact of dollar/foreign currency exchange and interest rates on the competitiveness of products and Stanley’s and Black & Decker’s debt programs; the strength of the U.S. and European economies; the extent to which world-wide markets associated with homebuilding and remodeling continue to deteriorate; the impact of events that cause or may cause disruption in Stanley’s or Black & Decker’s manufacturing, distribution and sales networks such as war, terrorist activities, and political unrest; and recessionary or expansive trends in the economies of the world in which Stanley or Black & Decker operates, including but not limited to the extent and duration of the current recession in the US economy.

Neither Stanley nor Black & Decker undertake any obligation to publicly update or revise any forward-looking statements to reflect events or circumstances that may arise after the date hereof.

Additional Information

In connection with the proposed transaction, Stanley has filed with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (File No. 333-163509) that includes a joint proxy statement of Stanley and Black & Decker that also constitutes a prospectus of Stanley. Investors and security holders are urged to read the joint proxy statement/prospectus and any other relevant documents filed with the SEC because they contain important information. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents that Stanley and Black & Decker file with the SEC at the SEC’s website at www.sec.gov and Stanley’s website related to the transaction at www.stanleyblackanddecker.com. In addition, these documents may be obtained from Stanley or Black & Decker free of charge by directing a request to Investor Relations, The Stanley Works, 1000 Stanley Drive, New Britain, CT 06053, or to Investor Relations, The Black & Decker Corporation, 701 E. Joppa Road, Towson, MD 21286, respectively.

Certain Information Regarding Participants

Stanley, Black & Decker and certain of their respective directors and executive officers may be deemed to be participants in the proposed transaction under the rules of the SEC.  Investors and security holders may obtain information regarding the names, affiliations and interests of Stanley’s directors and executive officers in Stanley’s Annual Report on Form 10-K for the year ended January 3, 2009, which was filed with the SEC on February 26, 2009, its proxy statement for its 2009 Annual Meeting, which was filed with the SEC on March 20, 2009, and the joint proxy statement/prospectus related to the proposed transaction, which was filed with the SEC on February 2, 2010.  Investors and security holders may obtain information regarding the names, affiliations and interests of Black & Decker’s directors and executive officers in Black & Decker’s Annual Report on Form 10-K for the year ended December 31, 2008, which was filed with the SEC on February 17, 2009, its proxy statement for its 2009 Annual Meeting, which was filed with the SEC on March 16, 2009, and the joint proxy statement/prospectus related to the proposed transaction, which was filed with the SEC on February 2, 2010.  These documents can be obtained free of charge from the sources listed above.

Contacts:

The Stanley Works	Black & Decker
Kate White	Roger Young
(860) 827-3833	(410) 716-3979
kwhite@stanleyworks.com	roger.young@bdk.com